Exhibit 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

NOMINATION OF EXECUTIVE DIRECTOR AND NON-EXECUTIVE DIRECTOR

China Life Insurance Company Limited (the “Company”) announces that on 25 April 2019, the board of directors of the Company (the “Board”) considered and approved the proposals in relation to the nomination of Mr. Li Mingguang as a candidate for the Executive Director of the sixth session of the Board of the Company and the nomination of Mr. Wang Junhui as a candidate for the Non-executive Director of the sixth session of the Board of the Company. Such proposals shall be submitted to the shareholders’ general meeting of the Company for consideration and approval. The qualification of each of Mr. Li Mingguang and Mr. Wang Junhui as a Director is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

NOMINATION OF EXECUTIVE DIRECTOR

The biographical details of Mr. Li Mingguang are set out below:

Mr. Li Mingguang, born in July 1969, became the Vice President of the Company in November 2014. He has been the Chief Actuary of the Company since March 2012, the Chief Actuary of China Life Pension Company Limited since May 2012, and the Board Secretary of the Company since June 2017. Mr. Li joined the Company in 1996 and subsequently served as the Deputy Division Chief, the Division Chief, an Assistant to the General Manager of the Product Development Department, the Responsible Actuary of the Company and the General Manager of the Actuarial Department. He graduated from Shanghai Jiaotong University with a bachelor’s degree in computer science in 1991, Central University of Finance and Economics majoring in monetary banking (actuarial science) with a master’s degree in 1996, and Tsinghua University with an EMBA in 2010, and also studied in University of Pennsylvania in the United States in 2011. Mr. Li is a Fellow of the China Association of Actuaries (FCAA) and a Fellow of the Institute and Faculty of Actuaries (FIA). He was the Chairman of the first session of the China Actuarial Working Committee and the Secretary-general of both the first and the second sessions of the China Association of Actuaries. He is currently an Executive Director of the China Association of Actuaries and a member of the China National Master of Insurance Education Supervisory Committee.

Mr. Li Mingguang will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board. He is eligible for re-election upon expiry of his term.

As an Executive Director of the Company, Mr. Li Mingguang will not receive any director’s fee from the Company, but will receive corresponding remuneration in accordance with his position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of the Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Li Mingguang has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Li Mingguang does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Li Mingguang that needs to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) nor is there anything that needs to be brought to the attention of the shareholders of the Company.

NOMINATION OF NON-EXECUTIVE DIRECTOR

The biographical details of Mr. Wang Junhui are set out below:

Mr. Wang Junhui, born in July 1971, became the Chief Investment Officer of China Life Insurance (Group) Company and the President of China Life Asset Management Company Limited in August 2016. He has been the Chairman of China Life Franklin Asset Management Company Limited and the Chairman of China Life AMP Asset Management Co., Ltd. since September 2016. From 2004 to 2016, he served as an Assistant to the President and the Vice President of China Life Asset Management Company Limited, and the President of China Life Investment Holding Company Limited. From 2002 to 2004, he served as the Director of the Investment Department and an Assistant to the General Manager of Harvest Fund Management Co., Ltd. Mr. Wang graduated from the School of Computer Science of Beijing University of Technology with a bachelor’s degree in software in 1995, and Chinese Academy of Fiscal Sciences of the Ministry of Finance of the PRC with a doctoral degree in finance in 2008. He is a senior economist.

Mr. Wang Junhui will enter into a service contract with the Company. His term of office shall be effective from the date of approval by the CBIRC and end on the expiry of the term of the sixth session of the Board. He is eligible for re-election upon expiry of his term. As a Non-executive Director of the Company, Mr. Wang Junhui will not receive any director’s fee or remuneration from the Company.

Save as disclosed above, Mr. Wang Junhui has not held any directorships in other listed public companies in the last three years, does not hold any other position with the Company or any of its subsidiaries, and is not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Wang Junhui does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Further, there is nothing in respect of the nomination of Mr. Wang Junhui that needs to be disclosed pursuant to Rule 13.51(2) of the Listing Rules nor is there anything that needs to be brought to the attention of the shareholders of the Company.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 25 April 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

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